United States

Securities and Exchange Commission

Washington, DC 20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934

(Amendment No. __________)





Name of Issuer:   Simon Transportation Services, Inc.


Title of Class of Securities: Common Stock


CUSIP Number:  828813105



 (A fee is not required only if the filing person;
 (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7.


1.	Name of Reporting Person

Kalmar Investments Inc.
51-0261641



2. Check the appropriate line if a member of a group.

     (a) __________    (b)__________



3. SEC USE ONLY

4.Citizenship or place of Organization:


	Barley Mill House
	3701 Kennett Pike
	Greenville, DE 19807



Number of	   5.	Sole Voting Power -0-
Shares
Beneficially   6.	Shared Voting Power  -0-
Owned by each
Reporting person	 7. Sole Dispositive Power  -149,900-
with
			 8. Shared Dispositive Power -0-



9. Aggregate amount beneficially owned by each reporting person: -149,900-

10. Check line ___________if the aggregate amount in Row (9) excludes certain shares*

11. Percent of Class represented by amount
in Row 9:    -2.79%-

12.  Type of Reporting Person: IA

Item 1.

(a)Issuer:  Simon Transportation Services, Inc.
 (b) Address of Issuer's Principal Executive Offices:


			4646 South 500 West
			Salt Lake City UT 84123

Item 2.

(a) Name of Person Filing: Kalmar Investments Inc.

(b) Address of Principal Business Office:
	3701 Kennett Pike,
	Greenville, DE  19807

(c) Citizenship: USA

(d) Title of Class of Securities:Common Stock

(e)  CUSIP Number:    828813105

Item 3. If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is:

(a)___ Broker or Dealer registered under
Section 15 of the Act
 (b)___ Bank as defined in section 3(a)(6)of the Act
 (c)___ Insurance Company as defined in section
3(a)(19) of the Act
 (d)___ Investment Company registered under section 8 of the Investment Company Act
 (e)_X Investment Adviser registered under section 203
of the Investment Advisers Act of 1940
 (f)___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
Retirement Income Security Act of 1974 or
Endowment Fund
 (g)___Parent Holding company,in accordance with
240.13d-1(b)(ii)(G)Note: See Item 7
 (h)Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership

(a) Amount Beneficially Owned: -149,900-

(b) Percent of Class:   -2.79%-

(c) number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
 (ii) shared power to vote or to direct the vote:
 (iii)sole power to dispose or to direct the disposition of: -149,900-
 (iv) shared power to dispose or to direct the disposition of:


Item 10.  Certification

The following certification shall be included if the statement if filed pursuant to Rule 13d-1(b):

I certify below that, to be best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.